April 26, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:             Robert F. Telewicz Jr.

Re:      Infotec Business Systems Inc.
Form 10-KSB for the year ended April 30, 2006
Filed on December 1, 2006; File No. 333-90618

Thank you for your letter dated April 12, 2007 regarding additional information related to your February 22, 2007 letter with respect to the Annual Report on Form10-KSB filed by Infotec Business Systems Inc. (the “Company”) on December 1, 2006.

Our responses are as follows:

2. Reorganization, Page F-6:
The sentence in the 10-Q which states,” The acquisition was from an affiliate and accordingly, the acquisition of tangible assets has been reflected at the historical cost of the assets to the affiliated proprietor of $76,642.” is incorrect. The preceding paragraph and associated table clearly states that the values assigned were the fair values of the assets. These values were tested against comparable market values of similar equipment and found to approximate the carrying value of the assets by the seller. As stated in our previous response, the seller was a non majority shareholder of the Company and the sentence was meant to identify him as such. It is now clear that this sentence should not have been included in the filings as it only confuses the reader as to what actually took place.

We will correct future filings by removing this sentence from future footnotes to the financial statements.

4. Summary of Significant Accounting Policies

(e) Goodwill and Other Intangible Assets, page F-7
We will revise the accounting policy footnote in future filings, as you requested, to reflect that goodwill will be reviewed for impairment at least annually and we will revise future disclosures to reflect the method (fair value of existing assets and liabilities based on market prices, or if market prices are unavailable, present value of future cash flows or appraisal by an independent appraiser, in accordance with Statement of Financial Accounting Standards No. 142) the Company will use for this review.

Yours truly, Infotec Business Systems Inc. /s/Arthur Griffiths Arthur Griffiths, CEO and Carol Shaw, CFO

cc: Mr. William Macdonald
      Clark Wilson LLP